Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

December 16, 2021

VIA EDGAR & TELECOPY
Division of Corporation Finance
Office of Trade and Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Larkspur Health Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-256056) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. EST on December 20, 2021, or as soon thereafter as practicable.

Very truly yours,

Larkspur Health Acquisition Corp.

By:	/s/ Daniel J. O’Connor
Name:	Daniel J. O’Connor
Title:	Chief Executive Officer